Filed Pursuant to Rule 433

Registration No. 333-282655

January 8, 2026

MURPHY OIL CORPORATION

Pricing Term Sheet

$500,000,000 6.500% Notes due 2034

The information in this pricing term sheet, dated January 8, 2026 (this “Pricing Term Sheet”), supplements the preliminary prospectus supplement, dated January 8, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet to the Preliminary Prospectus Supplement of Murphy Oil Corporation is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil Corporation (the “Company”)

Expected Ratings*:	Ba3 (Moody’s) / BB (S&P) / BB+ (Fitch)

Security Type:	Senior Notes

Format:	SEC Registered

Pricing Date:	January 8, 2026

Settlement Date**:	January 23, 2026 (T+10)

Maturity Date:	February 15, 2034

Interest Payment Dates:	Semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 2026

Record Dates:	February 1 and August 1

Principal Amount:	$500,000,000

Yield to Maturity:	6.500%

Coupon:	6.500%

Public Offering Price:	100.000%, plus accrued interest, if any, from January 23, 2026

Optional Redemption:

Prior to February 15, 2029, in whole or in part, at the Company’s option, at a price equal to the greater of (i) 100.00% of the principal amount of the notes being redeemed or (ii) a make-whole redemption price determined by using a discount rate of the applicable treasury rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

On or after February 15, 2029, in whole or in part, at the Company’s option, at the redemption prices set forth below (expressed in percentages of principal amount of the notes being redeemed on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date during the twelve-month period beginning on February 15 of the years indicated below:

Period	Redemption Price
2029	103.250%
2030	101.625%
2031 and thereafter	100.000%

Repurchase Upon a Change of Control Triggering Event:	If a change of control triggering event (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Use of Proceeds	The Company intends to use the net proceeds from this offering (i) to fund the redemptions of the 5.875% notes due 2027 and 6.375% notes due 2028, (ii) to repay outstanding borrowings under the Company’s revolving credit facility, (iii) to cover transaction related fees and expenses and (iv) for general corporate purposes.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	626717AQ5 / US626717AQ55

Joint Physical Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Joint Book-Running Managers:	Academy Securities, Inc. Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. Standard Chartered Bank Morgan Stanley & Co. LLC TCBI Securities Inc., doing business as Texas Capital Securities

Notice to Prospective Investors in Saudi Arabia:	The prospectus and this Pricing Term Sheet may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of the prospectus and this Pricing Term Sheet and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of the prospectus and this Pricing Term Sheet. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of the prospectus and this Pricing Term Sheet, you should consult an authorised financial adviser.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the notes will be made against payment therefor on or about January 23, 2026, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to one business day before delivery hereunder will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any day prior to one business day before delivery hereunder should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 or by emailing BofA Securities, Inc. at dg.prospectus_requests@bofa.com.